Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2015

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated August 13, 2015, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. (Registrant)

Date: August 13, 2015	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President Corporate Controller

The Hague – August 13, 2015

Aegon reports increase in earnings, sales and cash flows for the second quarter of 2015

•	Solid underlying earnings

•	Underlying earnings increase to EUR 549 million as fee business growth and the stronger US dollar were partly offset by lower US life & protection results, including adverse mortality of EUR 17 million

•	Equity and interest rate hedging programs main drivers of fair value losses of EUR 293 million

•	Net income amounts to EUR 350 million

•	Return on equity of 8.2% and 8.9% excluding capital allocated to run-off businesses

•	Continued strong profitable sales

•	US retirement plans and asset management main drivers behind gross deposits of EUR 16.8 billion and net deposits of EUR 3.2 billion

•	New life insurance sales level at EUR 518 million

•	Accident & health and general insurance sales stable at EUR 248 million

•	Market consistent value of new business of EUR 183 million impacted by low interest rates

•	Increase in interim dividend supported by strong cash flows

•	Operational free cash flows excluding market impacts and one-time items of EUR 388 million

•	Holding excess capital of EUR 1.5 billion and gross leverage ratio improves to 27.7%

•	Interim dividend increases to EUR 0.12 per share; dilutive effect of stock dividend to be neutralized

•	More clarity obtained on Solvency II; ratio expected to be in the range of 140 – 170%

Statement of Alex Wynaendts, CEO

“Aegon’s businesses delivered solid results this quarter, despite adverse mortality experience in the United States and the negative impact from our hedging programs on net income. At the same time, we are pleased with the high level of sales as we continue to secure new distribution agreements and reach many new customers in all our markets.

“Executing on our strategy to ensure our businesses support our long-term growth ambitions, we sold our Canadian operations as well as Clark Consulting in the US. In addition, we have further improved our risk profile by hedging EUR 6 billion of longevity reserves in the Netherlands and by reducing balances of our legacy variable annuity products in the US.

“While uncertainties on Solvency II remain, we have obtained clarity on a number of items - including treatment of the US – which allows us to tighten the range of expected outcomes. Furthermore, we have applied for the use of our internal model and are currently awaiting regulatory approval.

“I am also pleased to announce that our strong capital position and growing cash flows enable us to raise the interim dividend to 12 eurocents.”

Key performance indicators

amounts in EUR millions b)	Notes	Q2 2015	Q1 2015%		Q2 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax	1	549	469	17	514	7	1,018	1,012	1
Net income		350	316	11	343	2	666	735	(9)
Sales	2	2,442	2,750	(11)	2,066	18	5,192	4,152	25
Market consistent value of new business	3	183	140	30	221	(17)	323	444	(27)
Return on equity	4	8.2%	6.6%	25	8.7%	(5)	7.5%	8.6%	(12)

All comparisons in this release are against the second quarter of 2014, unless stated otherwise.

Media relations	Investor relations
Dick Schiethart	Willem van den Berg
+31 (0) 70 344 8821	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Additional longevity hedging in the Netherlands further reduces exposure

•	Sale of Canadian operations completed

•	Expanded partnerships with Edward Jones and Merrill Lynch in the US

•	Guaranteed drawdown product launched on UK platform

Aegon’s ambition

Aegon’s aim to be a leader in all of its chosen markets is supported by four strategic objectives embedded in all Aegon businesses: Optimize portfolio, Deliver operational excellence, Enhance customer loyalty, and Empower employees. These provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Optimize portfolio

As part of Aegon’s strategy to enhance its risk-return profile and to improve capital efficiency, Aegon completed a third longevity transaction in the Netherlands on July 15, 2015. The transaction builds on previous longevity deals and underlines Aegon’s leadership in the Dutch pension market. The hedge, covering close to EUR 6 billion of underlying reserves, provides protection for a period of 50 years against longevity improvements. A significant number of younger pension customers are covered – evidence that the longevity risk transfer market continues to develop. The company will continue to explore further opportunities to manage its Dutch longevity risk efficiently.

On July 10, 2015, Aegon reached an agreement with Greenspoint Capital and the Newport Group to sell Clark Consulting, its Bank-Owned Life Insurance (BOLI) distribution and servicing unit in the US, for USD 177.5 million (EUR 160 million). Clark Consulting is a distinct entity within the BOLI/COLI insurance business that is currently in run-off. The impact on net income from the sale of Clark Consulting is expected to be immaterial as tax benefits from the recognition of a tax loss largely offset the loss on the sale.

On July 31, 2015, Aegon completed the CAD 600 million sale of its Canadian life insurance business to Wilton Re following regulatory approval. As indicated earlier, the transaction will result in a book loss of CAD 1.2 billion (EUR 0.8 billion), which will be booked in the third quarter of 2015. Aegon has earmarked the proceeds of this transaction for the redemption of the USD 500 million 4.625% senior bond, due in December 2015. The combination of the divestment and the redemption of the bond will improve Aegon’s return on equity by approximately 40 basis points, while reducing net underlying earnings by less than 1%. It will also improve Aegon’s leverage ratio by approximately 40 basis points on a pro forma basis, while the fixed charge cover ratio will improve by 0.5.

Deliver operational excellence

In the United States, Aegon launched its customized Transamerica retirement solutions with Merrill Lynch. This new program is the first time that Transamerica has offered a 403(b) retirement plan program for not-for-profit organizations, including higher education and healthcare institutions, with Merrill Lynch. In addition, Transamerica will be launching a mutual fund based corporate retirement plan program, primarily to companies with 401(k) plans up to USD 100 million. Transamerica and Merrill Lynch have also developed a workplace retirement program that will have a powerful and direct impact in helping more employees retire with confidence. Enhancing distribution relationships with strong partners such as Merrill Lynch is at the core of Aegon’s strategy to further expand the reach into its chosen markets.

Additionally, Transamerica expanded its distribution partnership with Edward Jones, by offering corporate retirement plans and long term care products. Edward Jones provides financial services for individual investors and small businesses throughout the United States. By joining forces with Edward Jones and expanding the distribution, many more Americans will gain access to retirement plan and long-term care solutions to prepare for their financial future.

In the Netherlands, Aegon is a leading provider of insured pension solutions, defined contribution arrangements and pension administration. Recognizing opportunities and trends in the Dutch market, Aegon is now the first to set up a ‘general pension fund’, or Algemeen Pensioen Fonds (APF). An APF allows for multiple pension plans to be combined within a single scheme, overseen by a single independent board, while ring-fencing assets. This new pension vehicle is particularly attractive for those funds that wish to maintain their own identity while also enjoying the benefits of economies of scale and higher quality through shared services.

In response to increasing customer demand and the recent regulatory changes in the market, Aegon launched a new pension product on its UK platform. The product, Secure Retirement Income, gives retirees access to drawdown with a guaranteed level of income. This offers customers an attractive alternative to an annuity or flexible access drawdown product, both of which have their limitations. This new option therefore enables people to keep their money invested, but with a guaranteed level of minimum income – thereby meeting the twin demands of flexibility and certainty.

Demonstrating Aegon’s efforts of becoming more digital, the company won several awards. In the United States, Transamerica won two prestigious Hermes Creative Awards in recognition of the company’s creativity and innovation; and in the Netherlands, Aegon was rated by ITDS Consultancy as the best insurer on social media thanks to its integrated online approach.

Enhance customer loyalty

Aegon opened an innovative new Customer Experience Center, or ‘cXcenter’, in the Netherlands. This center is enabling Aegon to better evaluate the accessibility and user-friendliness of its services. The new cXcenter allows Aegon to conduct in-depth interviews, client panels and eye tracking studies in order to enhance customer experience on Aegon.nl and the Mijn Aegon (‘My Aegon’) app.

In line with its commitment to help customers take responsibility for their financial future, Aegon has established a Research Center for Longevity and Retirement, leveraging the reputation and success of the Transamerica Institute in the United States. Its mission is to conduct research, educate the public, and inform a global dialogue on trends issues, and opportunities surrounding longevity, population aging, and retirement security. The Aegon Center brings together experts from across Aegon’s businesses in Europe, the Americas and Asia in addition to external parties. It will be a focal point for Aegon’s research on people’s attitudes toward aging and retirement.

Financial overview

EUR millions	Notes	Q2 2015	Q1 2015%		Q2 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax
Americas		358	290	23	331	8	648	633	2
The Netherlands		136	131	4	131	4	267	259	3
United Kingdom		34	38	(10)	32	9	72	58	24
New Markets		62	51	22	62	—	113	123	(8)
Holding and other		(41)	(42)	1	(41)	—	(83)	(62)	(34)

Underlying earnings before tax		549	469	17	514	7	1,018	1,012	1
Fair value items		(293)	(159)	(84)	(263)	(11)	(451)	(379)	(19)
Realized gains / (losses) on investments		134	119	13	198	(32)	252	308	(18)
Net impairments		7	(11)	—	(3)	—	(4)	(11)	65
Other income / (charges)		(11)	(1)	—	(14)	24	(11)	(20)	43
Run-off businesses		3	8	(65)	(1)	—	11	13	(20)

Income before tax		389	425	(9)	432	(10)	814	924	(12)
Income tax		(39)	(109)	64	(88)	56	(148)	(189)	22

Net income		350	316	11	343	2	666	735	(9)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		350	316	11	343	2	666	735	(9)
Net underlying earnings		433	344	26	382	13	777	752	3

Commissions and expenses		1,761	1,713	3	1,471	20	3,474	2,898	20
of which operating expenses	9	923	902	2	810	14	1,825	1,589	15
New life sales
Life single premiums		1,062	1,421	(25)	1,247	(15)	2,483	2,309	8
Life recurring premiums annualized		411	409	1	386	7	820	739	11
Total recurring plus 1/10 single		518	551	(6)	511	1	1,068	970	10

New life sales
Americas	10	158	141	12	125	26	298	241	24
The Netherlands		25	38	(34)	37	(34)	62	69	(10)
United Kingdom		263	268	(2)	278	(5)	531	527	1
New Markets	10	72	105	(31)	71	2	177	133	33
Total recurring plus 1/10 single		518	551	(6)	511	1	1,068	970	10

New premium production accident and health insurance		228	307	(26)	235	(3)	535	497	8
New premium production general insurance		20	22	(11)	17	15	42	35	21
Gross deposits (on and off balance)
Americas	10	9,069	11,550	(21)	8,524	6	20,619	17,032	21
The Netherlands		1,116	1,563	(29)	591	89	2,678	1,077	149
United Kingdom		88	80	11	70	25	168	124	36
New Markets	10	6,496	5,499	18	3,844	69	11,994	8,272	45

Total gross deposits		16,769	18,692	(10)	13,029	29	35,460	26,504	34

Net deposits (on and off balance)
Americas	10	1,913	4,404	(57)	3,237	(41)	6,317	5,215	21
The Netherlands		355	796	(55)	271	31	1,150	309	—
United Kingdom		54	42	27	38	42	96	66	47
New Markets	10	975	2,276	(57)	2,687	(64)	3,250	(240)	—

Total net deposits excluding run-off businesses		3,296	7,518	(56)	6,233	(47)	10,814	5,350	102
Run-off businesses		(111)	(213)	48	(163)	32	(324)	(782)	59

Total net deposits / (outflows)		3,185	7,305	(56)	6,070	(48)	10,490	4,568	130

Revenue-generating investments

	Jun. 30,	Mar. 31,		Dec. 31,
	2015	2015	%	2014	%
Revenue-generating investments (total)	645,017	637,599	1	558,328	16

Investments general account	158,956	172,504	(8)	153,653	3
Investments for account of policyholders	205,903	215,291	(4)	191,467	8
Off balance sheet investments third parties	280,158	249,804	12	213,208	31

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax in the second quarter of 2015 increased by 7% to EUR 549 million. Favorable currency movements (EUR 86 million), growth in variable annuity and pension balances in the United States and asset management balances (EUR 34 million) more than offset the reduction in recurring earnings resulting from the assumption changes and model updates implemented in the United States in the third quarter of 2014 (EUR 25 million), lower earnings from fixed annuities (EUR 13 million) and divestments (EUR 14 million).

Underlying earnings from the Americas were up by 8% to EUR 358 million. In US dollars, underlying earnings decreased by 13%. The positive impact on earnings from growth in variable annuity and pension balances was more than offset by the recurring earnings reduction from the assumption changes and model updates implemented in the third quarter of 2014, lower earnings from fixed annuities and the divestment of Canada. The quarter included adverse mortality of EUR 17 million.

In the Netherlands, underlying earnings increased by 4% to EUR 136 million, as favorable mortality and one-time items were partly offset by higher non-life claims and lower investment income.

Underlying earnings from Aegon’s operations in the United Kingdom were up 9% to EUR 34 million in the second quarter of 2015, mainly as a result of favorable currency movements.

Underlying earnings from New Markets were stable at EUR 62 million. Higher asset management and performance fees offset lower earnings in other markets and the divestment of Aegon’s stake in La Mondiale Participations.

Total holding costs remained flat at EUR 41 million.

Net income

Net income slightly increased to EUR 350 million. Higher underlying earnings and lower taxes were offset by a higher loss on fair value items and lower realized gains.

Fair value items

The loss from fair value items amounted to EUR 293 million. This loss was mainly driven by hedging programs in the United States and the Netherlands and alternative investments, which more than offset a gain on interest rate swaps on perpetuals at the holding of EUR 118 million as a result of higher interest rates. The loss in the Netherlands was driven by hedge ineffectiveness, which was only partly offset by the benefit from higher interest rates and credit spreads.

Realized gains on investments

Realized gains on investments amounted to EUR 134 million. These were primarily related to portfolio rebalancing in the Netherlands in a low rate environment.

Impairment charges

Gross impairments remained low as a result of the favorable credit environment. This, in combination with net recoveries, led to a positive result of EUR 7 million in the second quarter of 2015.

Other charges

Other charges amounted to EUR 11 million, the result of charges for policyholder taxes in the United Kingdom which were offset by an equal amount in the income tax line.

Run-off businesses

The result from run-off businesses improved to EUR 3 million.

Income tax

Income tax amounted to EUR 39 million in the second quarter, driven by tax benefits in the United States and the United Kingdom. The effective tax rate on underlying earnings was 21%, impacted favorably by tax credits related to solar energy investments in the United States.

Return on equity

Return on equity was 8.2% in the second quarter of 2015, lower than prior year due to higher shareholders’ equity. Return on equity for Aegon’s ongoing businesses, excluding the capital allocated to the run-off businesses, amounted to 8.9% over the same period.

Operating expenses

In the second quarter, operating expenses increased by 14% to EUR 923 million, driven by a stronger US dollar, higher investments in technology-related initiatives and project related expenses. At constant currencies, the increase was 2%.

Sales

Aegon’s total sales were up 18% to EUR 2.4 billion in the second quarter of 2015, the result of a stronger US dollar, higher asset management deposits and increased indexed universal life sales. Gross deposits increased by 29%, driven by higher deposits in Aegon Asset Management and strong growth in bank deposits in the Netherlands. Net deposits, excluding run-off businesses, declined to EUR 3.3 billion. This was due to lower net inflows in Aegon Asset Management and lower net inflows in variable annuities, as a result of the successful enhanced alternative lump sum offer for the legacy GMIB block. New life sales were up 1% to EUR 518 million, as higher indexed universal life sales in the United States and favorable currency movements more than offset lower sales in the Netherlands and United Kingdom. New premium production for accident & health and general insurance was down slightly to EUR 248 million, as the effect of a stronger US dollar was more than offset by lower portfolio takeovers in the United States.

Market consistent value of new business

The market consistent value of new business amounted to EUR 183 million. The positive effect of currency movements and product adjustments in the United States was more than offset by the negative impact of lower interest rates.

Revenue-generating investments

Revenue-generating investments increased by 1% during the second quarter of 2015 to EUR 645 billion. This increase was driven by the acquisition of the 25% stake in La Banque Postale Asset Management and net inflows, which more than offset the unfavorable effect of market movements resulting from higher interest rates on the fixed income portfolio.

Capital management

Shareholders’ equity declined EUR 2.4 billion compared with the end of the first quarter of 2015 to EUR 25.0 billion on June 30, 2015. This was mainly caused by higher interest rates, which resulted in lower revaluation reserves on fixed income portfolios. The revaluation reserves were down by EUR 2.7 billion to EUR 7.2 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, declined to EUR 19.3 billion – or EUR 9.09 per common share – at the end of the second quarter. This was driven by unfavorable currency movements and the payment of the final dividend for 2014, which more than offset net income generated during the quarter.

The gross leverage ratio further improved to 27.7% in the second quarter, well within the target range of 26-30%, driven by earnings generated in the quarter, net of the payment of the final dividend. Excess capital in the holding increased to EUR 1.5 billion. Dividends of EUR 0.6 billion paid to the holding by the United States were largely offset by the payment of the final dividend for 2014, the investment in La Banque Postale Asset Management, interest payments, the effect of currency hedges and operating expenses.

Aegon’s Insurance Group Directive (IGD) solvency ratio declined to 206% in the second quarter, mainly driven by negative market impacts. The capital in excess of the S&P AA threshold in the United States declined to USD 1.0 billion, due to dividends paid to the holding and negative market impacts. In the Netherlands, the IGD ratio, excluding Aegon Bank, declined to ~225%, driven by adverse market impacts. The Pillar I ratio in the United Kingdom, including the with-profit fund, remained stable at ~135%.

Aegon has obtained more clarity from the regulator on a number of items regarding Solvency II, which include amongst others volatility adjuster modelling in the Netherlands, use of matching adjustment in the United Kingdom and calibration of the US RBC ratio conversion at 250%. As a result, the company expects its Solvency II ratio to be in a tightened range of 140% to 170%, as there are still uncertainties remaining. Furthermore, Aegon has applied for the use of its internal model and is currently awaiting regulatory approval.

Operational free cash flows

Operational free cash flows excluding market impacts and one-time items amounted to EUR 388 million in the second quarter of 2015. The one-time items of EUR 256 million were primarily related to tax benefits arising from the re-domestication of a block of variable annuity business to the United States. Negative market impacts amounted to EUR 677 million and were mainly the result of interest rate mismatches and hedge losses in the Netherlands and the United States. Operational free cash flows including market impacts and one-time items amounted to a negative EUR 34 million for the quarter.

Interim dividend

Aegon aims to pay out a sustainable, growing dividend, in line with the growth of its cash flows. This policy is reflected in the increase of the 2015 interim dividend to EUR 0.12 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon will neutralize the dilutive effect of the stock dividend on earnings per share.

Aegon’s Euronext-listed shares will be quoted ex-dividend on August 21, 2015, whereas its NYSE-listed shares will be quoted ex-dividend on August 20, 2015. The record date is August 24, 2015. The election period for shareholders will run from August 26 up to and including September 11, 2015. The stock fraction will be based on the average share price on Euronext Amsterdam from September 7 through September 11, 2015. The stock dividend ratio will be announced on September 15, 2015 and the dividend will be payable as of September 18, 2015.

Financial overview, Q2 2015 geographically

					Holding,
					other
		The	United	New	activities &
EUR millions	Americas	Netherlands	Kingdom	Markets	eliminations	Total
Underlying earnings before tax by line of business
Life	110	80	28	9	—	227
Individual savings and retirement products	157	—	—	(3)	—	154
Pensions	88	51	6	3	—	148
Non-life	—	(1)	—	8	—	8
Asset Management	—	—	—	46	—	47
Other	—	3	—	—	(41)	(38)
Share in underlying earnings before tax of associates	2	2	—	(1)	—	4

Underlying earnings before tax	358	136	34	62	(41)	549
Fair value items	(288)	(117)	(7)	(3)	123	(293)
Realized gains / (losses) on investments	(25)	101	54	4	—	134
Net impairments	9	(3)	—	1	—	7
Other income / (charges)	—	—	(11)	—	—	(11)
Run-off businesses	3	—	—	—	—	3

Income before tax	55	117	70	63	82	389
Income tax	26	(26)	5	(24)	(20)	(39)

Net income	82	91	75	39	63	350

Net underlying earnings	278	106	38	38	(28)	433

Employee numbers

	Jun. 30,	Mar. 31,	Dec. 31,
	2015	2015	2014
Employees	28,241	27,824	28,602

of which agents	5,207	5,020	5,713
of which Aegon’s share of employees in joint ventures and associates	1,694	1,628	1,614

AMERICAS

•	Underlying earnings amounted to USD 396 million, impacted by adverse mortality

•	Net income of USD 89 million due to higher losses on fair value items

•	Sales of life insurance up 2% to USD 175 million, driven by indexed universal life

•	Gross deposits of USD 10.0 billion; net deposits of USD 2.0 billion

Underlying earnings before tax

Underlying earnings from the Americas in the second quarter of 2015 declined to USD 396 million. Higher earnings from growth in the variable annuity and pension balances, driven by both markets and net inflows, were more than offset by the impact on recurring earnings of the actuarial assumption changes and model updates implemented in the third quarter of 2014, lower fixed annuity earnings and the divestment of Canada.

•	Life & Protection earnings declined to USD 126 million. Earnings from life insurance amounted to USD 68 million, which included adverse mortality of USD 19 million. Mortality improved compared with the previous quarter as a result of a decline in the frequency of claims. Accident & health insurance earnings amounted to USD 58 million, in line with expectations.

•	Earnings from Investments & Retirement were stable at USD 272 million. Retirement plan earnings increased by 10% to USD 72 million, as higher fee income from higher account balances was partly offset by a USD 3 million loss related to mortality experience in the pension buy-out block. Variable annuity earnings were up 5% to USD 127 million, as higher fee income from higher account balances were partly offset by a model adjustment of USD 7 million resulting from a change in fund managers on a part of the asset base. Earnings from retail mutual funds were stable at USD 11 million. Fixed annuity earnings declined to USD 37 million, driven by the impact of continued balance reduction and an adjustment to the intangible balances of USD 5 million that resulted from asset portfolio changes. Earnings from stable value solutions declined to USD 25 million, due to lower account balances resulting from net outflows.

•	Latin America contributed a loss of USD 2 million in underlying earnings for the quarter.

Net income

Net income from Aegon’s businesses in the Americas amounted to USD 89 million in the second quarter, driven by lower underlying earnings, higher losses from fair value items and losses on investments.

Results from fair value items amounted to a loss of USD 321 million.

•	Fair value hedges with an accounting match, which include the hedges on Aegon’s GMWB variable annuities, contributed a loss of USD 47 million, primarily caused by the tightening of the spread between the swap and treasury curves.

•	The loss on fair value hedges without an accounting match under IFRS, relating to the macro hedge on the GMIB variable annuities block and hedges that protect against low interest rates, was USD 213 million. This was higher than anticipated, driven by the impact of higher interest rates on the value of hedges on an IFRS basis, adjustments to the equity hedge program and losses related to the successful uptake of the enhanced alternative lump sum offering for legacy GMIB products.

•	Fair value investments amounted to a loss of USD 61 million, primarily driven by an underperformance of oil and gas related investments and hedge funds.

Realized losses on investments of USD 28 million were primarily related to investments in emerging markets and the energy sector. Gross impairments remained low and were more than offset by recoveries on residential mortgage-backed securities, resulting in a net positive USD 10 million for the quarter. The results of run-off businesses improved to USD 3 million.

Return on capital

In the second quarter of 2015, the return on average capital invested in Aegon’s business in the Americas, excluding revaluation reserves and defined benefit plan remeasurements, increased to 7.3%. Excluding capital allocated to the run-off businesses, return on capital amounted to 8.2%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses decreased by 4% to USD 453 million, mainly due to the divestment of Canada. Excluding this divestment, expenses increased by 2% compared with the second quarter of 2014. This was driven by growth of the business, investments in technology and higher employee benefit expenses, partly offset by lower restructuring charges.

Sales

New life sales were up 2% to USD 175 million, as growth in indexed universal life production more than offset the divestment of Canada and the withdrawal of the universal life secondary guarantee product due to the low interest rate environment. New premium production for accident and health insurance declined to USD 237 million, mainly resulting from a lower contribution from portfolio acquisitions than in the comparable quarter. Excluding these acquisitions, sales were in line with the second quarter of 2014.

Gross deposits amounted to USD 10.0 billion. Gross deposits in pensions declined to USD 6.6 billion, primarily due to lower takeover deposits. However, recurring deposits increased by 8% compared with the second quarter of 2014, both from new plan participants and higher contributions resulting from the continued focus on retirement readiness. Gross deposits in variable annuities were down to USD 2.1 billion, mainly driven by product adjustments implemented in the previous quarters in response to the low interest rate environment. Gross deposits in mutual funds were up 28% to USD 1.2 billion.

Net deposits, excluding run-off businesses, amounted to USD 2.1 billion in the second quarter. Net deposits for retirement plans were down to USD 2.1 billion, driven by lower takeover deposits and higher contract discontinuances. In the first half of 2015, the asset retention rate increased to approximately 13%, up from 11% in the first half of 2014. Aegon remains on track to meet its 20% target in the medium term. Net deposits in variable annuities amounted to USD 0.4 billion, mainly due to outflows resulting from the successful enhanced alternative lump sum offer for the legacy GMIB block. This offer generated outflows of USD 0.6 billion in the second quarter of 2015 and USD 1.0 billion in 2015 by the end of July. Net deposits on the core variable annuity block remained strong at approximately USD 1 billion. Net inflows in mutual funds were USD 0.1 billion. Fixed annuities experienced net outflows of USD 0.5 billion in line with the strategic repositioning of the business.

Market consistent value of new business

The market consistent value of new business declined to USD 102 million in the second quarter of 2015, primarily driven by a lower contribution from variable annuities and life products, in addition to the divestment of Canada. The former was caused by lower interest rates, which more than offset the product adjustments to improve the margins of variable annuities implemented in previous quarters.

Revenue-generating investments

Revenue-generating investments declined 2% to USD 384 billion over the second quarter. Investments for account of policyholders and off balance sheet investments for third parties were stable, as net deposits were offset by negative market movements. General account assets declined 7% over the quarter, due to the effect of rising interest rates and outflows from the run-off businesses and fixed annuities.

Americas

USD millions	Notes	Q2 2015	Q1 2015%		Q2 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax by line of business
Life insurance		68	1	—	103	(34)	69	178	(61)
Accident & health insurance		58	37	56	65	(11)	95	131	(28)

Life & protection		126	38	—	167	(25)	164	309	(47)
Retirement plans		72	68	5	65	10	140	126	11
Mutual funds		11	10	12	11	—	21	23	(6)
Variable annuities		127	157	(19)	120	5	284	229	24
Fixed annuities		37	28	33	52	(29)	65	110	(41)
Stable value solutions		25	25	1	27	(7)	51	55	(8)

Investments & retirement		272	288	(6)	276	(1)	561	543	3
Canada		—	—	—	10	—	—	14	—
Latin America		(2)	1	—	—	—	(1)	2	—

Underlying earnings before tax		396	327	21	454	(13)	723	868	(17)
Fair value items		(321)	(102)	—	(162)	(98)	(423)	(229)	(85)
Realized gains / (losses) on investments		(28)	(33)	16	70	—	(60)	82	—
Net impairments		10	(4)	—	21	(53)	5	25	(79)
Other income / (charges)		—	—	—	(15)	—	—	(11)	—

Run- off businesses		3	9	(67)	(1)	—	12	18	(35)

Income before tax		60	197	(70)	367	(84)	257	754	(66)
Income tax		29	(34)	—	(71)	—	(5)	(157)	97

Net income		89	163	(45)	296	(70)	252	597	(58)

Net underlying earnings		308	235	31	318	(3)	543	608	(11)

Commissions and expenses		1,197	1,148	4	1,145	4	2,345	2,255	4
of which operating expenses		453	450	1	471	(4)	903	925	(2)
New life sales	10
Life single premiums		34	44	(24)	80	(58)	78	146	(47)
Life recurring premiums annualized		171	154	11	164	4	325	316	3

Total recurring plus 1/10 single		175	158	10	172	2	333	330	1
Life & protection		161	149	8	144	12	311	277	12
Canada		—	—	—	18	—	—	34	—
Latin America		13	9	46	10	28	22	18	20

Total recurring plus 1/10 single		175	158	10	172	2	333	330	1
New premium production accident and health insurance		237	328	(28)	309	(23)	566	647	(13)

Gross deposits (on and off balance) by line of business	10
Life & protection		2	2	(19)	2	(14)	4	4	(14)
Retirement plans		6,574	9,284	(29)	8,141	(19)	15,858	16,429	(3)
Mutual funds		1,222	1,310	(7)	953	28	2,531	2,163	17
Variable annuities		2,126	2,340	(9)	2,475	(14)	4,466	4,513	(1)
Fixed annuities		70	80	(13)	87	(20)	151	159	(5)

Investments & retirement		9,992	13,014	(23)	11,656	(14)	23,006	23,263	(1)
Canada		—	—	—	27	—	—	63	—
Latin America		3	3	(20)	4	(39)	6	9	(34)

Total gross deposits		9,996	13,019	(23)	11,689	(14)	23,015	23,340	(1)

Net deposits (on and off balance) by line of business	10
Life & protection		(9)	(12)	26	(9)	2	(22)	(19)	(13)
Retirement plans		2,053	4,598	(55)	4,383	(53)	6,651	7,270	(9)
Mutual funds		117	(166)	—	131	(11)	(49)	357	—
Variable annuities		378	1,011	(63)	1,349	(72)	1,388	2,331	(40)
Fixed annuities		(452)	(466)	3	(753)	40	(918)	(1,439)	36
Stable value solutions		—	—	—	(591)	—	—	(1,193)	—

Investments & retirement		2,096	4,977	(58)	4,519	(54)	7,073	7,325	(3)
Canada		—	—	—	(75)	—	—	(165)	—
Latin America		—	—	—	3	—	—	6	—

Total net deposits excluding run-off businesses		2,086	4,965	(58)	4,437	(53)	7,051	7,147	(1)
Run-off businesses		(121)	(240)	50	(224)	46	(361)	(1,072)	66

Total net deposits / (outflows)		1,965	4,725	(58)	4,213	(53)	6,690	6,075	10

Revenue-generating investments

	Jun. 30, 2015	Mar. 31, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	384,480	391,892	(2)	379,914	1

Investments general account	95,774	103,381	(7)	101,067	(5)
Investments for account of policyholders	113,015	113,699	(1)	110,287	2
Off balance sheet investments third parties	175,691	174,811	1	168,561	4

THE NETHERLANDS

•	Underlying earnings before tax up 4% to EUR 136 million

•	Net income increases to EUR 91 million, mainly driven by higher realized gains

•	New life sales decline to EUR 25 million due to lower pension sales

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased to EUR 136 million. This increase was mainly the result of favorable mortality and an employee benefit release, which more than offset higher non-life claims.

•	Life & Savings earnings increased by 2% to EUR 80 million. This was mainly driven by higher investment income, primarily generated by profitable mortgage production, and lower funding costs.

•	Earnings from the Pension business were up 12% to EUR 51 million. Favorable mortality more than offset lower investment income. The latter was the result of rebalancing the fixed income portfolio in the previous quarters.

•	The loss from the Non-life business amounted to EUR 1 million. This was driven by a continuation of the high level of claims in the proxy channel and commercial lines, which more than offset an employee benefit release of EUR 4 million.

•	Earnings from the distribution businesses were stable at EUR 3 million, as lower fee income was offset by lower expenses.

Net income

Net income from Aegon’s businesses in the Netherlands amounted to EUR 91 million. The loss on fair value items amounted to EUR 117 million as the positive impact of rising credit spreads and interest rates was more than offset by hedge ineffectiveness in a volatile quarter. Realized gains on investments increased to EUR 101 million and were the result of portfolio rebalancing in a low rate environment. Impairments amounted to EUR 3 million.

Return on capital

The return on average capital invested in Aegon’s businesses in the Netherlands was 11.3%, excluding revaluation reserves and defined benefit plan remeasurements. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased by 3% to EUR 200 million, mainly the result of investments to support the growth of the pension administration business and new ventures, such as Knab.

Sales

New life sales amounted to EUR 25 million in the second quarter. Pension sales declined to EUR 18 million, due to the absence of pension buyouts in the current low interest rate environment. Individual life sales were down to EUR 7 million, driven by the strong competition from bank products.

Gross deposits nearly doubled to EUR 1.1 billion, which was mainly the result of the continued strong performance of Knab, Aegon’s online bank in the Netherlands. Knab accounted for EUR 720 million of gross deposits in the second quarter, up from EUR 191 million in the second quarter of 2014. Knab continued to achieve strong customer growth in the second quarter, which is supported by very high customer satisfaction scores. PPI deposits more than doubled to EUR 43 million, driven by Aegon’s attractive and market leading product offering.

Production of mortgages in the second quarter of 2015 amounted to EUR 1.2 billion, of which EUR 0.2 billion was related to third-party investor demand. Premium production for accident & health and general insurance increased by 9% to EUR 10 million.

Market consistent value of new business

The market consistent value of new business in the Netherlands was up 12% compared with the second quarter of 2014 to EUR 68 million. This increase was primarily the result of profitable mortgage production.

Revenue-generating investments

Revenue-generating investments amounted to EUR 82 billion, down 6% compared with the previous quarter. This was mainly due to negative market impacts as a result of higher interest rates.

The Netherlands

EUR millions	Notes	Q2 2015	Q1 2015%		Q2 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax by line of business
Life and Savings		80	81	(1)	78	2	162	152	7
Pensions		51	55	(8)	45	12	106	96	11
Non-life		(1)	(9)	93	3	—	(10)	4	—
Distribution		3	4	(13)	3	(2)	7	7	(4)
Share in underlying earnings before tax of associates		2	—	—	1	135	2	1	135

Underlying earnings before tax		136	131	4	131	4	267	259	3
Fair value items		(117)	151	—	(132)	11	34	(167)	—
Realized gains / (losses) on investments		101	140	(28)	47	113	241	131	84
Net impairments		(3)	(5)	43	(3)	(4)	(8)	(4)	(79)
Other income / (charges)		—	(22)	—	(5)	—	(22)	(8)	(171)

Income before tax		117	396	(70)	39	—	513	211	144
Income tax		(26)	(92)	72	(7)	—	(118)	(35)	—

Net income		91	304	(70)	32	184	395	175	125

Net underlying earnings		106	101	5	101	5	207	202	3
Commissions and expenses		263	275	(4)	264	—	539	518	4
of which operating expenses		200	210	(5)	194	3	410	380	8

New life sales
Life single premiums		144	257	(44)	316	(54)	401	576	(30)
Life recurring premiums annualized		10	12	(13)	6	79	22	12	86

Total recurring plus 1/10 single		25	38	(34)	37	(34)	62	69	(10)
Life and Savings		7	12	(46)	10	(32)	19	21	(13)
Pensions		18	25	(29)	28	(35)	44	48	(9)

Total recurring plus 1/10 single		25	38	(34)	37	(34)	62	69	(10)
New premium production accident and health insurance		2	4	(50)	2	(5)	7	7	1
New premium production general insurance		7	7	1	6	14	15	14	2
Mortgages production		1,200	1,179	2	1,381	(13)	2,378	2,468	(4)

Gross deposits (on and off balance) by line of business
Life and Savings		1,073	1,537	(30)	556	93	2,610	1,042	150
Pensions		43	26	64	35	23	68	35	98

Total gross deposits		1,116	1,563	(29)	591	89	2,678	1,077	149

Net deposits (on and off balance) by line of business
Life and Savings		312	770	(59)	237	32	1,082	275	—
Pensions		43	26	64	35	23	68	35	98

Total net deposits / (outflows)		355	796	(55)	271	31	1,150	309	—

Revenue-generating investments

	Jun. 30, 2015	Mar. 31, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	81,547	86,969	(6)	81,974	(1)

Investments general account	53,016	55,747	(5)	51,898	2
Investments for account of policyholders	27,700	30,380	(9)	29,209	(5)
Off balance sheet investments third parties	831	843	(1)	868	(4)

UNITED KINGDOM

•	Underlying earnings before tax of GBP 25 million

•	Platform assets reach GBP 4.6 billion, record net inflows of GBP 1.0 billion

•	40,000 direct customers added to Retiready

•	Operating expenses down 13% to GBP 66 million

•	Guaranteed pension drawdown product launched in July

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom in the second quarter amounted to GBP 25 million.

•	Earnings from Life were stable at GBP 20 million, as selective de-risking of the investment portfolio in order to improve Aegon’s capital position under Solvency II was offset by the benefit from model updates of GBP 5 million.

•	Earnings from Pensions were stable at GBP 4 million. Lower expenses were offset by lower margins arising from declining fees. In addition, persistency deteriorated due to the new Pension Flexibility regulation introduced in April. Aegon expects Pension earnings in the second half of the year to face continued pressure from the fee cap and the Pension Flexibility regulation.

•	Fee revenues amounted to GBP 111 million, and were 2% lower compared with the second quarter of 2014. Fee revenues from the platform were up 56% in the second quarter compared with the first quarter of 2015, due to the strong increase in assets under administration.

Net income

Net income declined to GBP 55 million, due to lower realized gains. Realized gains of GBP 40 million were the result of portfolio rebalancing actions in order to reduce interest rate risk. The loss on fair value items of GBP 5 million resulted from unrealized losses on equity hedges to protect the capital position.

Customers

During the second quarter of 2015, Aegon gained approximately 65,000 new customers. In addition, growth of the platform accelerated as planned, as Aegon upgraded over 40,000 customers to the platform during the second quarter, with more to follow.

Aegon launched Secure Retirement Income, an innovative guaranteed pension drawdown product, on its platform. This product was introduced in response to the recent regulatory changes, as it provides retirees with the option to keep their money invested, but with a guaranteed level of minimum income. In this way it meets the increased customer demand for flexibility and income certainty at the same time.

Sales

The net inflow on Aegon’s platform nearly tripled to GBP 1.0 billion, a combination of new money coming in and the upgrading of existing customers. As a result, total assets on the platform grew to GBP 4.6 billion at the end of second quarter of 2015. The average policy size of new individual policies on the platform, including those of customers that have chosen to upgrade, is approximately GBP 72,000, more than double the amount for the traditional book of pensions and bonds. Total assets under management for the drawdown product on the platform more than doubled in a year and was up 18% from the first quarter of 2015.

Total new life sales were down 16% to GBP 190 million, primarily driven by lower traditional pension production.

Regulation

The fee caps for auto-enrollment business announced by the Department for Work and Pensions (DWP), came into effect on April 1, 2015. Given that the ban on the Active Member Discount and renewal commission will not be implemented before April 2016, the full impact of this regulation on underlying earnings before tax will not be seen before April 2016 as well.

The Pension Flexibility regulation that came into effect in April 2015, resulted in higher outflows from Aegon’s back book in the second quarter of 2015. Aegon expects this trend to continue in the second half of 2015.

Return on capital

The return on average capital invested in Aegon’s businesses in the United Kingdom was 4.1% in the second quarter of 2015, excluding revaluation reserves and defined benefit plan remeasurements.

Operating expenses

Operating expenses declined 13% to GBP 66 million, driven by the reduction of business transformation costs and cost reduction programs.

Market consistent value of new business

The market consistent value of new business in the UK increased to GBP 3 million. This was mainly driven by higher margins on individual protection products, group pensions and annuities.

Revenue-generating investments

Revenue-generating investments declined 5% to GBP 60 billion during the second quarter, driven by negative market effects and net outflows.

United Kingdom

GBP millions	Notes	Q2 2015	Q1 2015%		Q2 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax by line of business
Life		20	15	39	21	(5)	35	39	(11)
Pensions		4	14	(68)	4	—	18	9	102

Underlying earnings before tax		25	28	(13)	26	(4)	53	48	10
Fair value items		(5)	(17)	69	(11)	52	(22)	(13)	(68)
Realized gains / (losses) on investments		40	1	—	80	(50)	41	93	(56)
Net impairments		—	—	—	—	—	—	—	—
Other income / (charges)	5	(8)	15	—	1	—	7	(2)	—

Income before tax		51	29	78	96	(47)	80	126	(37)
Income tax attributable to policyholder return		8	(15)	—	(11)	—	(7)	(16)	52

Income before income tax on shareholders return		59	13	—	85	(31)	72	111	(35)
Income tax on shareholders return		(4)	—	—	(12)	64	(4)	(14)	68

Net income		55	13	—	73	(25)	68	97	(30)

Net underlying earnings		27	25	9	27	2	53	48	11
Commissions and expenses		128	132	(3)	143	(10)	260	287	(9)
of which operating expenses		66	64	4	77	(13)	130	154	(16)
New life sales	6
Life single premiums		385	394	(2)	453	(15)	779	907	(14)
Life recurring premiums annualized		151	160	(6)	181	(17)	311	342	(9)

Total recurring plus 1/10 single		190	199	(5)	226	(16)	389	433	(10)
Life		14	12	15	13	6	26	27	(3)
Pensions		176	187	(6)	213	(18)	363	406	(11)

Total recurring plus 1/10 single		190	199	(5)	226	(16)	389	433	(10)

New premium production accident and health insurance		—	—	—	—	—	—	1	—
Gross deposits (on and off balance) by line of business
Savings		64	59	7	57	11	123	102	21

Total gross deposits		64	59	7	57	11	123	102	21

Net deposits (on and off balance) by line of business
Variable annuities		(13)	(15)	11	(21)	35	(29)	(38)	25
Savings		52	47	13	51	2	99	92	8

Total net deposits / (outflows)		39	31	24	31	26	70	54	31

Platform assets under administration (balance end of period)		4,635	3,798	22	1,935	140	4,635	1,935	140

Revenue-generating investments

	Jun. 30, 2015	Mar. 31, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	59,698	62,899	(5)	60,479	(1)

Investments general account	10,009	10,549	(5)	10,249	(2)
Investments for account of policyholders	49,149	51,844	(5)	49,788	(1)
Off balance sheet investments third parties	540	506	7	443	22

NEW MARKETS

•	Underlying earnings of EUR 62 million driven by strong asset management results

•	Net income up to EUR 39 million

•	New life sales amount to EUR 72 million

•	Gross deposits increase to EUR 6.5 billion as a result of strong asset management sales

Underlying earnings before tax

In the second quarter of 2015, Aegon’s underlying earnings before tax from New Markets were stable at EUR 62 million as higher asset management and performance fees offset lower earnings in other markets and the divestment of Aegon’s stake in La Mondiale Participations.

•	Earnings from Central & Eastern Europe (CEE) decreased to EUR 10 million due to lower investment income, lower margins on mortgages in Hungary and increased surrenders in Poland, the latter of which had an impact of EUR (4) million.

•	Earnings from Asia amounted to EUR 2 million and were impacted by the recurring negative impact of model updates implemented in the third quarter of 2014.

•	On a comparable basis, earnings from Spain & Portugal doubled to EUR 4 million as a result of growth of the business and favorable underwriting experience in the joint ventures with Banco Santander in Spain. Overall, earnings declined as a result of the divestment of Aegon’s stake in La Mondiale Participations.

•	Variable Annuities Europe declined to EUR (1) million as a result of increased hedging expenses.

•	Earnings from Aegon Asset Management were up 91% to EUR 47 million. This was mainly the result of higher performance and management fees and favorable currency movements. Performance fees of EUR 11 million were received in relation to mandates in China. The asset management partnership with La Banque Postale added EUR 1 million in earnings following the closing of the transaction early June.

Net income

Net income from Aegon’s operations in New Markets increased to EUR 39 million. The loss from fair value items amounted to EUR 3 million, which mainly related to hedging of variable annuities in Japan. Impairments were more than offset by recoveries related to the Hungarian mortgage portfolio, resulting in EUR 1 million net recoveries. Realized gains amounted to EUR 4 million.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets decreased to 7.0% due to higher average capital and a higher effective tax rate as a result of changes in the business mix. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased by 28% to EUR 209 million in the second quarter due to unfavorable currency movements as well as higher project related and performance driven variable expenses in Aegon Asset Management. At constant currencies, the increase was 17%.

Sales

New life sales increased 2% to EUR 72 million compared with the second quarter of 2014.

•	In Central & Eastern Europe, new life sales declined to EUR 22 million. Sales growth in Turkey and through the tied-agent network in Hungary was more than offset by lower sales in Poland resulting from changes in the product offering.

•	In Asia, new life sales increased by 25% to EUR 40 million. This was mainly the result of favorable currency movements. In addition, sales in China increased as a result of the continued success of the whole life critical illness product.

•	In Spain & Portugal, new life sales decreased to EUR 10 million due to a lower sales contribution from the bancassurance joint ventures.

New premium production from Aegon’s accident & health and general insurance businesses increased to EUR 23 million. This was mainly driven by growth in critical illness and unemployment insurance in Spain.

Gross deposits in New Markets were up 69% to EUR 6.5 billion. Deposits in Aegon Asset Management increased 74% to EUR 6.3 billion mainly as a result of higher absolute return fund sales in the United Kingdom and inflows in Chinese equity and bond funds. Deposits in Asia of EUR 91 million were affected by lower sales commissions on variable annuities in Japan. Deposits in Variable Annuities Europe were slightly up to EUR 90 million as a result of increased sales in the United Kingdom.

Net deposits in New Markets amounted to EUR 1.0 billion in the second quarter. Net inflows for Asset Management in the United Kingdom (EUR 0.8 billion), the Netherlands (EUR 0.4 billion) and the United States (EUR 0.2 billion) were partly offset by net outflows from Chinese funds.

Market consistent value of new business

The market consistent value of new business in New Markets decreased to EUR 19 million due to lower margins as a result of lower interest rates.

Revenue-generating investments

Revenue-generating investments increased 36% to EUR 134 billion during the second quarter of 2015. This was mainly driven by the inclusion of EUR 38 billion assets from the partnership with La Banque Postale, based on proportional accounting for Aegon’s 25% stake.

New Markets

EUR millions	Notes	Q2 2015	Q1 2015%		Q2 2014%		YTD 2015	YTD 2014%
Underlying earnings before tax
Central & Eastern Europe		10	5	75	19	(49)	15	38	(60)
Asia		2	(3)	—	6	(69)	(1)	6	—
Spain & Portugal		4	3	54	9	(58)	6	19	(66)
Variable Annuities Europe		(1)	1	—	3	—	—	4	(94)
Aegon Asset Management		47	45	5	25	91	92	56	64

Underlying earnings before tax		62	51	22	62	—	113	123	(8)
Fair value items		(3)	(4)	23	1	—	(8)	8	—
Realized gains / (losses) on investments		4	5	(34)	2	88	9	4	147
Net impairments		1	(2)	—	(15)	—	(1)	(24)	97
Other income / (charges)		—	—	—	1	—	—	(1)	93

Income before tax		63	50	26	51	25	114	109	4
Income tax		(24)	(22)	(9)	(16)	(51)	(46)	(32)	(45)

Net income		39	28	40	35	13	67	77	(13)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		39	28	39	35	12	67	77	(13)
Net underlying earnings		38	29	31	44	(13)	68	89	(24)

Commissions and expenses		297	295	1	240	23	592	473	25
of which operating expenses		209	192	9	163	28	402	320	26

New life sales	10
Life single premiums		353	596	(41)	317	11	949	522	82
Life recurring premiums annualized		37	45	(18)	39	(6)	82	81	1

Total recurring plus 1/10 single		72	105	(31)	71	2	177	133	33
Life		71	101	(29)	70	2	172	130	32
Associates		1	4	(80)	1	11	5	3	67

Total recurring plus 1/10 single		72	105	(31)	71	2	177	133	33
Central & Eastern Europe		22	28	(22)	25	(13)	50	49	2
Asia		40	65	(39)	32	25	105	57	83
Spain & Portugal		10	12	(10)	14	(24)	22	27	(17)

Total recurring plus 1/10 single		72	105	(31)	71	2	177	133	33
New premium production accident and health insurance		10	11	(10)	8	36	22	17	29
New premium production general insurance		12	15	(17)	11	16	27	20	35

Gross deposits (on and off balance)	10
Central & Eastern Europe		55	54	1	57	(3)	109	114	(5)
Asia		91	202	(55)	114	(20)	293	252	16
Spain & Portugal		4	6	(26)	1	—	10	1	—
Variable Annuities Europe		90	90	—	87	3	180	172	5
Aegon Asset Management		6,256	5,147	22	3,585	74	11,403	7,732	47

Total gross deposits		6,496	5,499	18	3,844	69	11,994	8,272	45

Net deposits (on and off balance)	10
Central & Eastern Europe		(36)	24	—	41	—	(13)	(1,453)	99
Asia		73	190	(62)	108	(33)	263	240	9
Spain & Portugal		2	2	—	(1)	—	4	(2)	—
Variable Annuities Europe		(51)	(21)	(141)	(14)	—	(73)	(30)	(139)
Aegon Asset Management		988	2,081	(53)	2,552	(61)	3,069	1,006	—

Total net deposits / (outflows)		975	2,276	(57)	2,687	(64)	3,250	(240)	—

Revenue-generating investments

	Jun. 30, 2015	Mar. 31, 2015%		Dec. 31, 2014%
Revenue-generating investments (total)	133,841	98,497	36	84,251	59

Investments general account	5,549	5,602	(1)	4,806	15
Investments for account of policyholders	7,410	7,400	—	6,971	6
Off balance sheet investments third parties	120,881	85,495	41	72,474	67

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Q2 2015	Q1 2015%		Q2 2014%		YTD 2015	YTD 2014%
Americas	92	62	47	134	(32)	154	286	(46)
The Netherlands	68	40	69	60	12	108	99	9
United Kingdom	4	8	(55)	(2)	—	12	—	—
New Markets	19	29	(34)	27	(31)	48	59	(19)

Total	183	140	30	221	(17)	323	444	(27)

Modeled new business: APE

	Premium business APE						Premium business APE
EUR millions	Notes	Q2 2015	Q1 2015%		Q2 2014%		YTD 2015	YTD 2014%
	7
Americas		367	426	(14)	347	6	793	705	13
The Netherlands		50	101	(51)	62	(20)	151	143	5
United Kingdom		263	268	(2)	278	(5)	531	528	1
New Markets		96	126	(24)	130	(26)	222	247	(10)

Total		776	922	(16)	817	(5)	1,698	1,623	5

Modeled new business: Deposits

	Deposit business						Deposit business
	Deposits						Deposits
EUR millions	Notes	Q2 2015	Q1 2015%		Q2 2014%		YTD 2015	YTD 2014%
	7
Americas		8,313	6,078	37	4,693	77	14,391	9,713	48
New Markets		187	299	(37)	204	(8)	486	429	13

Total		8,500	6,377	33	4,897	74	14,877	10,143	47

MCVNB/PVNBP summary

	Premium business						Premium business
		MCVNB	PVNBP	MCVNB/ PVNBP	MCVNB/ APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q2 2015%			%	YTD 2015%			%
	8
Americas		54	1,723	3.1	14.6	102	3,923	2.6	12.9
The Netherlands		75	1,487	5.1	150.8	119	3,199	3.7	79.0
United Kingdom		4	1,937	0.2	1.5	12	3,795	0.3	2.3
New Markets		22	671	3.3	23.4	54	1,632	3.3	24.4

Total		155	5,819	2.7	20.0	288	12,550	2.3	17.0

	Deposit business						Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q2 2015%			%	YTD 2015%			%
	8
Americas		38	11,702	0.3	0.5	52	19,621	0.3	0.4
The Netherlands		(7)	356	(2.0)	—	(11)	1,209	(0.9)	—
New Markets		(3)	221	(1.6)	(1.8)	(6)	564	(1.1)	(1.3)

Total		28	12,279	0.2	0.3	35	21,394	0.2	0.2

Currencies

Income statement items: average rate 1 EUR = USD 1.1162 (2014: USD 1.3704).

Income statement items: average rate 1 EUR = GBP 0.7322 (2014: GBP 0.8212).

Balance sheet items: closing rate 1 EUR = USD 1.1142 (2014: USD 1.3692; year-end 2014: USD 1.2101).

Balance sheet items: closing rate 1 EUR = GBP 0.7085 (2014: GBP 0.8008; year-end 2014: GBP 0.7760).

OPERATIONAL HIGHLIGHTS – FIRST HALF YEAR OF 2015

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first half of 2015 increased 1% to EUR 1,018 million compared to the first half of 2014. Favorable currency exchange rates and growth in variable annuity, pension and asset management balances more than offset adverse claims experience, negative persistency and the negative impact related to lower than anticipated reinvestment yields in the United States and Asia, divestments and the reduction in recurring earnings resulting from the assumption changes and model updates implemented in the third quarter of 2014.

Underlying earnings from the Americas increased 2% to EUR 648 million. Favorable currency movements and growth in variable annuity and pension balances more than offset adverse claims experience, the negative impact related to lower than anticipated reinvestment yields, lower fixed annuity earnings, divestments and the reduction in recurring earnings resulting from the assumption changes and model updates implemented in the third quarter of 2014.

In the Netherlands, underlying earnings increased 3% to EUR 267 million. This was mainly driven by lower funding costs and favorable mortality results, which were partly offset by higher non-life claims and lower investment income.

Underlying earnings from Aegon’s operations in the United Kingdom were up 24% to EUR 72 million in the first half of 2015, primarily due to favorable market movements and lower expenses.

Underlying earnings from New Markets declined 8% to EUR 113 million. Higher asset management fees, which were mainly driven by an increase in third-party business, were more than offset by higher surrenders in Poland following product changes implemented in the fourth quarter of 2014 and divestments in France and Spain.

Total holding costs increased 34% to EUR 83 million. This was primarily the result of higher net interest costs following a debt issuance to refinance a perpetual bond in the second quarter of 2014, the cost of which was previously directly accounted for through shareholders’ equity. In addition, higher Solvency II related expenses and the non-recurrence of a gain from interest on taxes recorded in the first quarter of 2014 also had a negative impact.

Net income

Net income was down to EUR 666 million due to a higher loss on fair value items and lower realized gains on investments.

Fair value items

The loss from fair value items increased to EUR 451 million. This loss was mainly driven by hedging programs in the United States and interest rate swaps on perpetuals at the holding, which were impacted by a drop in the Dutch government bond rates and increased interest rate volatility.

Realized gains on investments

Realized gains on investments declined to EUR 252 million. These were primarily related to portfolio rebalancing in a low rate environment.

Impairment charges

Impairments remained low as a result of the favorable credit environment and amounted to EUR 4 million.

Other charges

Other charges amounted to EUR 11 million, caused by charges for policyholder taxes in the United Kingdom, which were offset by an equal and opposite amount in the income tax line, and a restructuring provision for the non-life business in the Netherlands.

Run-off businesses

The result from run-off businesses declined to EUR 11 million.

Income tax

Income tax amounted to EUR 148 million in the first half of 2015. The effective tax rate on underlying earnings was 24%, which was positively impacted by tax credits related to solar energy investments in the United States.

Return on equity

Return on equity declined to 7.5% for the first half of 2015, compared to 8.6% for the first half of

2014. The decline was driven primarily by lower net underlying earnings and higher shareholders’ equity. Return on equity for Aegon’s ongoing businesses, excluding the run-off businesses, amounted to 8.1% over the same period.

Operating expenses

In the first half, operating expenses increased 15% to EUR 1.8 billion driven by a stronger US dollar, higher investments in technology-related initiatives, higher Solvency II costs and an increase in defined benefit expenses. At constant currencies, the increase was 3%.

Sales

Compared to the first half of 2014, Aegon’s total sales increased 25% to EUR 5.2 billion, which was the result of a stronger US dollar, higher asset management deposits and increased indexed universal life sales. Gross deposits increased by 34%, driven by higher deposits in Aegon Asset Management and the strong growth in bank deposits in the Netherlands. Net deposits, excluding run-off businesses, more than doubled to EUR 10.8 billion. A strong rise of inflows in Aegon Asset Management more than offset lower net inflows in variable annuities, which resulted from the successful enhanced alternative lump sum offer for the legacy GMIB block. New life sales increased 10%, mainly due to increased sales of universal life products in the United States and Asia, and favorable currency movements. New premium production for accident & health and general insurance increased 9% to EUR 577 million, as a lower contribution from portfolio acquisitions was more than offset by higher supplemental health sales and a stronger US dollar.

Market consistent value of new business

The market consistent value of new business declined to EUR 323 million. The positive effect of currency movements and product adjustments in the United States was more than offset by the negative impact of lower interest rates.

Revenue-generating investments

Revenue-generating investments increased 16% during the first half of 2015 to EUR 645 billion, driven by net inflows, positive market movements and the acquisition of the 25% stake in La Banque Postale Asset Management.

Capital management

Shareholders’ equity increased EUR 0.8 billion compared to the end of 2014 to EUR 25.0 billion at June 30, 2015. This was primarily driven by favorable currency movements, which more than offset lower revaluation reserves as a result of higher interest rates and credit spreads. The revaluation reserves declined by EUR 1.1 billion to EUR 7.2 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 19.3 billion—or EUR 9.09 per common share at the end of the first half.

The gross leverage ratio improved to 27.7% in the first half of 2015, well within the target range of 26-30%, driven by retained earnings as well as favorable currency movements. Excess capital in the holding increased to EUR 1.5 billion, as dividends paid to the holding and the proceeds of the divestment of La Mondiale Participations exceeded the payment of the final dividend for 2014, interest payments, the effect of currency hedges and operating expenses.

At June 30, 2015, Aegon’s Insurance Group Directive (IGD) ratio amounted to 206%. The capital in excess of the S&P AA threshold in the United States remained above the target level at USD 1.0 billion, despite higher dividends paid to the holding than earnings generated over the period. The IGD ratio, excluding Aegon Bank, in the Netherlands increased to ~225%, due to earnings generated in the first half of 2015. The Pillar I ratio in the United Kingdom, including the with-profit fund, slightly declined to ~135%, resulting from the negative impact of downgrades in the investment portfolio.

Operational free cash flows

Operational free cash flows in the first half of 2015 were EUR 820 million. Excluding one-time items of EUR 529 million and negative market impacts of EUR 436 million, operational free cash flows amounted to EUR 727 million. The one-time items were primarily related to tax benefits in the United States. The market movements were mainly the result of interest rate mismatches and hedge losses in the United States and the Netherlands.

ADDITIONAL INFORMATION

The Hague – August 13, 2015

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q2 2015 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 646 254 3362

United Kingdom: +44 203 427 1919

The Netherlands: +31 20 716 8256

Passcode: 7116860

Two hours after the conference call, a replay will be available on aegon.com.

Aegon’s roots go back 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non- IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the revaluation reserve and the reserves related to defined benefit plans. The calculation of average shareholders’ equity has changed as of January 1, 2015. Periodic RoE is based on the shareholders’ equity at the beginning of the quarter and at the end of the quarter. YTD RoE is based on shareholders’ equity at the beginning of the year and closing balances of all consecutive quarters. Comparative numbers for 2014 have been updated.

5)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.

6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.

7)	APE = recurring premium + 1/10 single premium.

8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q2 2015	YTD 2015
Employee expenses	563	1,125
Administrative expenses	315	612

Operating expenses for IFRS reporting	878	1,737
Operating expenses related to jv’s and associates	45	88

Operating expenses in earnings release	923	1,825

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

11)	Operational free cash flows reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Operational free cash flows is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric for that period and after investments in new business. Operational free cash flow is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that operational free cash flows provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of operational free cash flows are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to operational free cash flows.

a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business. In addition, return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.